MYMETICS CORPORATION
Route de la Corniche 4
1066 Epalinges, Switzerland

January 3, 2020

Via Edgar Correspondence
Chris Edwards
Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Mymetics Corporation
Preliminary Information Statement on Schedule 14C
Filed December 27, 2019
File No. 000-25132

Dear Mr. Edwards:

We have received your correspondence dated December 31, 2019. We have addressed your comment by reproducing it and providing our response immediately thereafter.

 General

Please revise your disclosure to describe any current plans, arrangements or understandings relating to the issuance of any of the newly authorized shares that would be available as a result of the proposed increase in authorized shares, including the terms of any current financing plans. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

Response: We have revised our Preliminary Information Statement on Schedule 14C in response to this comment.

We are filing on EDGAR for SEC access only a marked version of the Schedule 14C to reflect the changes referenced above in response to the SEC’s comment letter. If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030. If you cannot reach him, please contact the undersigned at ronald.kempers@mymetics.com.

Sincerely,

/s/ Ronald Kempers

Ronald Kempers

cc: Ernest M. Stern, Esq. (w/encl.)

Encl.